FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

August 22, 2018

Filed via EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Strategic Series (the “Registrant”)

            (File Nos.  033-39088; 811-06243)

Dear Ms. Dobelbower:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on August 14, 2018 with regard to Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) as it relates to the Franklin Growth Opportunities Fund, Franklin Select U.S. Equity Fund, Franklin Small Cap Growth Fund and Franklin Small-Mid Cap Growth Fund (each a “Fund” and together the “Funds”), which was filed with the Commission on June 28, 2018 under the Securities Act of 1933 and the Investment Company Act of 1940.  The Amendment was filed to include revised fundamental investment restrictions for the Franklin Small-Mid Cap Growth Fund that were approved by shareholders on December 29, 2017.  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  For all Funds, please review the footnotes to the Annual Fund Operating Expenses table relating to the fee waiver and expense reimbursement agreements and confirm that the fee waiver and expense reimbursement agreements will extend for at least one year from the effective date of the Amendment.

Response:  The Registrant confirms that each fee waiver and expense reimbursement agreement will extend for at least one year from the effective date of the Amendment.  The Registrant has revised the applicable footnotes accordingly.

2.         Comment:  If the fee waiver and expense reimbursement agreements for the Funds include terms for the investment manager to recoup from the Fund the amount of any fees waived or Fund expenses absorbed, please disclose how and under what circumstances the recoupment will be applied and the period for which such fees or expenses can be recouped.

Response:  Under its fee waiver and expense reimbursement agreements, the investment manager is not entitled to recoup any fees waived or Fund expenses paid or absorbed from the Fund.  Therefore, no additional disclosure has been added.

U.S. Securities and Exchange Commission

August 22, 2018

3.         Comment:  With respect to the Franklin Growth Opportunities Fund, in the Principal Investment Strategies section of the prospectus, the Fund states that “[t]he Fund, from time to time, may have significant positions in particular sectors, such as technology, consumer discretionary and healthcare.”  To the extent that the Fund’s investments in these sectors are principal investment strategies of the Fund, consider adding applicable principal risk disclosure.

Response:  The disclosure has been revised accordingly.

4.         Comment:  With respect to the Franklin Growth Opportunities Fund, if investment in foreign securities is a principal investment strategy of the Fund, please include appropriate strategy and risk disclosure in both the Item 4 and Item 9 sections of the prospectus.

Response:  Investing in foreign securities is not a principal investment strategy of the Fund.  The disclosure has been revised accordingly.

5.         Comment:  With respect to the Franklin Growth Opportunities Fund, if investment in emerging markets securities is a principal investment strategy of the Fund, please include appropriate strategy and risk disclosure in both the Item 4 and Item 9 sections of the prospectus.

Response:  Investing in emerging markets securities is not a principal investment strategy of the Fund.  The disclosure has been revised accordingly.

6.         Comment:  With respect to the Franklin Select U.S. Equity Fund, please state whether the investment manager’s assessment of the potential impacts of environmental, social and governance (“ESG”) factors on the profile of a company is a principal investment strategy of the Fund.  If so, add appropriate strategy and risk disclosure to the Item 4 and Item 9 sections of the prospectus for the Fund.  In addition, please revise the disclosure to clarify when the Fund will consider ESG issues and how the consideration of ESG issues will impact the investment process.

Response:  Item 9(b)(2) of Form N-1A requires a fund to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that the investment manager seeks companies that exhibit a combination of growth potential, quality, and reasonable valuation and that, when assessing quality, one of the various factors the investment manager considers is the potential impacts, if any, of any material ESG factors on the long-term risk and return profile of a company.  The Registrant believes that current disclosure is specific enough to satisfy the requirement of Item 9(b)(2) by indicating that consideration of ESG factors is one of the many factors that the investment manager considers in selecting securities.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President and Secretary